EXHIBIT 17.2

Lucas Energy, Inc.

To the Board of Directors of Lucas Energy, Inc.:

I, Joshua D. Young, hereby resign as a member of the Board of Directors of Lucas Energy, Inc. effective as of March 3rd, 2013.  Further, I represent and warrant that Lucas Energy, Inc. (the “Company”) does not owe me any back pay, unpaid compensation, severance pay, or any other unpaid obligations of any kind, other than reimbursement of expenses incurred for Company-related purposes from August 2012-February 2013.

I further agree that I will preserve as confidential all confidential information including trade secrets, confidential knowledge, data, business plans or financial information.

Dated: March 3, 2013.

Very truly yours,

Joshua D. Young